EXHIBIT 10.1

WAIVER AND AMENDMENT NO. 6 TO CREDIT AGREEMENT

This Waiver and Amendment No. 6 (this "Amendment") to the Credit Agreement, dated as of February 7, 2006 (as heretofore amended, supplemented or otherwise modified, the "Credit Agreement"), and entered into by and among RATHGIBSON, INC., a Delaware corporation ("Borrower"); RGCH HOLDINGS CORP., a Delaware corporation ("Holdings"), as one of the guarantors; GREENVILLE TUBE COMPANY, a Delaware corporation ("Greenville Tube"), as one of the guarantors; the financial institutions who are or hereafter become parties to the Credit Agreement as Lenders (as hereinafter defined) and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity "GE Capital"), as agent (in such capacity, the "Agent"), is dated as of May 4, 2009 and entered into by and among Borrower, the other Credit Parties signatory hereto, the Lenders signatory hereto and Agent.

R E C I T A L S:

WHEREAS, the Borrower has advised the Agent and Lenders that certain Events of Default may have occurred under the Credit Agreement, as set forth on Exhibit A to this Amendment (the "Specified Defaults"); and

WHEREAS, the Borrower has requested that the Lenders waive the Specified Defaults and agree to amend the Credit Agreement as set forth below; and

WHEREAS, Agent and the Lenders whose signatures appear below are willing to agree to such requests and enter into this Amendment upon the terms and conditions provided herein.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and subject to the terms and conditions hereof the Credit Parties, the Lenders whose signatures appear below and Agent agree as follows:

Section 1.

DEFINITIONS

1.1   Defined Terms. Unless otherwise provided all capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement.

Section 2.

AMENDMENT AND WAIVER

2.1   Amendments. Effective as of the Effective Date (as defined below), the Credit Agreement is hereby amended as follows:

(a)   Section 5.9 of the Credit Agreement is amended and restated in its entirety as follows:

"The Borrower and each of its Subsidiaries is Solvent."

(b)   Section 6.1(j) of the Credit Agreement is amended and restated in its entirety as follows:

"(j)   The Borrower or any of its Subsidiaries that is a Credit Party ceases to be Solvent, fail to pay its debts as they become due or admits in writing its present or prospective inability to pay its debts as they become due;"

2.2 <u>Waiver</u>.

(a) Effective as of the Effective Date, Required Lenders hereby waive the Specified Defaults, which shall no longer be Defaults or Events of Default.

(b) Anything herein to the contrary notwithstanding, (i) Required Lenders' waiver contained in <u>Section 2.2(a)</u> is subject to the satisfaction of the conditions set forth in <u>Section 3</u> hereof and (ii) such waiver only applies to the specific matters referred to in <u>Section 2.2(a)</u> and shall not be applicable to any other circumstance, including, without limitation, any other Default.

Section 3.

CONDITIONS TO EFFECTIVENESS

The amendments contained in <u>Section 2.1</u> shall become effective on the date (the "<u>Effective Date</u>") that the following conditions have been satisfied in full or waived by the Requisite Lenders:

(a) Agent shall have received one or more counterparts of this Amendment executed and delivered by the Credit Parties, the Requisite Lenders and Agent.

(b) After giving effect to this Amendment, there shall be no continuing Default or Event of Default and the representations and warranties of the Credit Parties contained in the Loan Documents shall be true and correct in all material respects as of the Effective Date or such other specific date as of which any such representation or warranty is by its terms made.

Section 4.

LIMITATION ON SCOPE

Except as expressly amended hereby, the Loan Documents shall remain in full force and effect in accordance with their respective terms. The amendments set forth herein shall be limited precisely as provided for herein and shall not be deemed to be waivers of, amendments of, consents to or modifications of any term or provision of the Loan Documents or any other document or instrument referred to therein or of any transaction or further or future action on the part of any Credit Party requiring the consent of Agent or Lenders except to the extent specifically provided for herein. Except as set forth in <u>Section 2.2</u> hereof, Agent and Lenders have not and shall not be deemed to have waived any of their respective rights and remedies against any Credit Party for any existing or future Defaults or Events of Default.

Section 5.

MISCELLANEOUS

(a) Each Credit Party hereby represents and warrants as follows:

(i) this Amendment has been duly authorized and executed by such Credit Party and the Credit Agreement, as amended by this Amendment is the legal, valid and binding obligation of such Credit Party, enforceable in accordance with its terms, except as (1) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights of creditors in general and (2) the availability of equitable remedies may be limited by equitable principles of general applicability; and

(ii)   such Credit Party repeats and restates the representations and warranties of such Credit Party contained in the Credit Agreement as of the Effective Date, after giving effect to this Amendment, except to the extent such representations and warranties relate to a specific date; <u>provided</u> that references to the "Credit Agreement" or "this Agreement" in such representations and warranties shall be deemed to be references to the Credit Agreement as amended pursuant to this Amendment.

(b)   This Amendment is being delivered in the State of New York.

(c)   Each Credit Party hereby ratifies and confirms that the Credit Agreement as amended hereby remains in full force and effect.

(d)   Each Credit Party agrees that all Loan Documents, as amended hereby or otherwise amended in connection herewith, remain in full force and effect notwithstanding the execution and delivery of this Amendment and that nothing contained in this Amendment shall constitute a defense to the enforcement of any Loan Document.

(e)   This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

(f)   All references in the Loan Documents to the "Credit Agreement" and in the Credit Agreement to "this Agreement," "hereof," "herein" or the like shall mean and refer to the Credit Agreement as amended by this Amendment (as well as by all subsequent amendments, restatements, modifications and supplements thereto).

(g)   This Amendment is a "Loan Document" and each of the following provisions of the Credit Agreement is hereby incorporated herein by this reference with the same effect as though set forth in its entirety herein, *mutatis mutandis*, and as if "this Agreement" in any such provision read "this Amendment": <u>Section 9.6</u> (Severability), <u>Section 9.9</u> (Applicable Law), <u>Section 9.14</u> (Consent to Jurisdiction) and <u>Section 9.15</u> (Waiver of Jury Trial).

[Signature page is next page]

Witness the due execution hereof by the respective duly authorized officers of the undersigned of this Amendment to the Credit Agreement as of the date first written above.

RATHGIBSON, INC.

By: /s/ Michael Schwartz
    Name: Michael Schwartz
    Title: President & CEO

RGCH HOLDINGS CORP.

By: /s/ Michael Schwartz
    Name: Michael Schwartz
    Title: President & CEO

GREENVILLE TUBE COMPANY

By: /s/ Michael Schwartz
    Name: Michael Schwartz
    Title: President & CEO

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent, L/C Issuer, and Lender

By: /s/ Matthew N. McAlpine
    Name: Matthew N. McAlpine
    Title: Duly Authorized Signatory

CONSENT AND REAFFIRMATION

The undersigned (each, a "<u>Guarantor</u>") hereby (i) acknowledges receipt of a copy of the foregoing Amendment; (ii) consents to Borrower's execution and delivery thereof and approves and consents to the transactions contemplated thereby; (iii) agrees to be bound thereby; and (iv) affirms that nothing contained therein shall modify or diminish in any respect whatsoever its obligations under its Guaranty and the other Loan Documents to which it is a party and reaffirms that such Guaranty is and shall continue to remain in full force and effect. This acknowledgement by such Guarantor is made and delivered to induce Agent and Lenders to enter into Amendment, and such Guarantor acknowledges that Agent and Lenders would not enter into Amendment in the absence of the acknowledgements contained herein. Although such Guarantor has been informed of the matters set forth herein and has acknowledged and agreed to same, such Guarantor understands that Agent and Lenders have no obligation to inform such Guarantor of such matters in the future or to seek such Guarantor's acknowledgment or agreement to future amendments or waivers, and nothing herein shall create such a duty. Capitalized terms used herein without definition shall have the meanings given to such terms in the Amendment to which this Consent is attached or in the Credit Agreement referred to therein, as applicable.

IN WITNESS WHEREOF, the undersigned has executed this Consent and Reaffirmation on and as of the date of Amendment.

RGCH HOLDINGS CORP.

By: /s/ Michael Schwartz
     Name: Michael Schwartz
     Title: President & CEO

GREENVILLE TUBE COMPANY

By: /s/ Michael Schwartz
     Name: Michael Schwartz
     Title: President & CEO

Specified Defaults

1. From time to time prior to the date hereof, pursuant to <u>Section 5.9</u> of the Credit Agreement, the representations of the Credit Parties to Agent and Lenders from time to time that Holdings is Solvent may not have been true and correct in all material respects on each date when made or deemed made, resulting in one or more potential Events of Default under <u>Section 6.1(d)</u> of the Credit Agreement.

2. From time to time prior to and including the date hereof, Holdings may not have been Solvent, resulting in one or more potential Events of Default under <u>Section 6.1(j)</u> of the Credit Agreement.

3. From time to time prior to the date hereof, the Credit Parties have represented and warranted pursuant to <u>Section 7.2(b)</u> of the Credit Agreement, each Compliance Certificate, each Notice of Conversion/Continuation and each Notice of Revolving Credit Advance, that no Default or Event of Default has occurred and is continuing under the Loan Documents, despite the prior occurrence of one or more Specified Defaults, resulting in potential Events of Default under <u>Section 6.1(c)</u> of the Credit Agreement.

4. From time to time prior to the date hereof, the Credit Parties did not comply with the requirement under <u>Section 4.9(h)</u> to deliver notice of the occurrence of the Specified Defaults to the Agent promptly upon any officer of any Credit Party obtaining knowledge thereof, resulting in potential Events of Default under <u>Section 6.1(c)</u> of the Credit Agreement.